EXHIBIT 99.2

[BRENER INTERNATIONAL GROUP LETTERHEAD]

May 12, 2008

Board of Directors

Transwitch Corporation

Three Enterprise Drive

Shelton, Connecticut 06484

Ladies and Gentlemen:

I looked forward with great interest to Transwitch’s earnings call on May 6th.  However, like so many of the recent calls with the Company, I came away very disappointed.  Management continues to lack any plan to boost the Company's stock price and, generally, seems to lack business acumen.

In the call management reiterated its positive forecast for the rest of 2008, and even predicted profits in 2009.  The Company also reported having more than $30 million in cash.  Yet, the Company’s stock purchase program continues at an anemic pace, even though management believes that the stock is undervalued.  In fact, management has not taken any action to show confidence in the stock.  Moreover, the directors and officers named in the proxy barely own .5% of the outstanding stock of the Company.

Even in the face of delisting the Company does not appear ready to take any action.  In the call no mention was made of the reverse stock split for which the Company is seeking authorization from Stockholders.  Instead, management expressed hope that investors would take notice and buy the stock.  In spite of this hope, management is not taking any action to get the Company's story out to investors.

I urge the Company to consider the interests of the Company's stockholders and engage in meaningful repurchases of the Company’s stock.

Finally, I note that the Company continues to spend heavily on research and development and routinely touts its design wins.  However, the design wins have yet to translate into significant revenues.  The Company needs a more businesslike approach to its research and development, spending only where there is a high possibility of generating revenues, rather than spending for design wins.

Very truly yours,

Gabriel Brener